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                                                                    EXHIBIT 99.2

                      DELTEK(R) SYSTEMS ACQUIRES SEMAPHORE

MCLEAN, VIRGINIA - AUGUST 10, 2000 - DELTEK SYSTEMS, INC. (NASDAQ: DLTK) (WWW.DELTEK.COM). Deltek(R), a leading provider of enterprise software to professional services industries, today announced it has acquired Semaphore, Inc., a major developer and distributor of advanced financial and project management software and services for over 2,000 professional services firms.

        Deltek purchased all of the outstanding stock of Semaphore, Inc. for a price of $10 million in cash pursuant to an Agreement and Plan of Merger. Semaphore recorded $8.5 million of revenue for 1999 and $4.7 million for the six-month period ended June 30, 2000.

        "We are very pleased to be joining the Deltek organization," emphasizes Ray King, Semaphore's CEO. "The two companies share a unified vision for applying Internet technology to develop back office, front office and e-Business software for architecture and engineering firms and other professional services companies. Effective product development in today's economy requires a broad understanding of many technologies, as well as the deep industry expertise essential for creating superior solutions. We're confident that Deltek is the vendor best able to support Semaphore products, and the synergies produced by joining together Deltek's and Semaphore's wealth of experience, talent and resources will enable us to deliver tremendous value to our customers, partners and employees over the long term."

        Semaphore has an active customer base of over 2,000 architecture and engineering firms of all sizes, from small firms to major corporations with multiple locations and large-scale, complex projects. Its customers are among the most well known firms in the architecture, engineering and construction (A/E/C) industry, including The Thornton-Tomasetti Group Inc. (formerly The LZA Group Inc.); Greenhorne & O'Mara; Garver Engineers; Huiit-Zollars, Inc.; Technical Associates; Rummel Klepper Kahl; and Tompson, Ventulett, Stainback and Associates, Inc.

        "This acquisition is a compelling and natural fit any way you look at it," says Ken deLaski, Deltek's president and CEO. "Semaphore's large, satisfied and well-developed customer base and highly-talented team will greatly enhance Deltek's position as the leading vendor of choice for professional services firms. More importantly," deLaski emphasizes, "Semaphore and Deltek customers will benefit significantly from the synergistic combination of three decades of experience and expertise in developing, implementing and supporting software solutions - solutions that are empowering thousands of professional services companies to achieve project business success."

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ABOUT SEMAPHORE, INC.

        Founded in 1984, Semaphore is a leading developer and distributor of advanced financial and project management software and services for A/E/C and other professional services firms. Semaphore has over 2,000 architecture, engineering and other professional services firms of all sizes, from independent offices to major corporations with multiple locations and large-scale, complex projects. The company's products have been recognized in the Architectural Record's Annual Product Reports for the most dramatic product innovations in client and project tracking, and the firm was recently named as one of the nation's fastest growing technology companies in the National Technology Fast 500(R). Semaphore is headquartered in New York, NY, with offices in St. Paul, MN, Tigard, OR, and Diamond Bar, CA.

ABOUT DELTEK(R) SYSTEMS, INC.

        Deltek is a leading provider of business software, solutions and consulting to over 5,500 professional services firms and project-based companies worldwide. Deltek's solutions encompass project and financial accounting, customer relationship management, time collection and employee expense, proposal automation, project and resource management, human resources and payroll, business intelligence, and e-Business. The company's 700 dedicated professionals have extensive insight, knowledge and experience in all areas of professional services automation. Integrated services include premium-level customer support and software maintenance, implementation and practice management consulting, and classroom training. For more information, visit Deltek at www.deltek.com, or call 800/456-2009 in the U.S., and +44-07000-335835 in the U.K.

DELTEK MEDIA CONTACT:
K. Allen Farber, Press Officer, 800/456-2009 x4544; Cell: 301/437-3585;
afarber@deltek.com

DELTEK INVESTOR RELATIONS CONTACT:
Babette J. Aller, Investor Relations Manager, 800/456-2009, x4444; baller@deltek.com